Exhibit 99.1

Hong Kong Exchanges and Clearing Limited, The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”) and Hong Kong Securities Clearing Company Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement is for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for any securities.

This announcement does not constitute or form a part of any offer or solicitation to purchase or subscribe for securities in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933 as amended from time to time (the “U.S. Securities Act”). Any public offering of our securities to be made in the United States will be made by means of a prospectus that may be obtained from us and that will contain detailed information about us and our management, as well as financial statements. We have filed a shelf registration statement on Form F-3ASR and a final prospectus supplement with the United States Securities and Exchange Commission in connection with the Global Offering.

Unless otherwise defined in this announcement, capitalized terms used herein shall have the same meanings as those defined in the Hong Kong prospectus dated September 17, 2020 (the “Prospectus”) issued by Zai Lab Limited.

Zai Lab Limited

再鼎醫藥有限公司*

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 9688)

FULL EXERCISE OF THE OVER-ALLOTMENT OPTION

We refer to the Prospectus, the allotment results announcement of the Company dated September 25, 2020 and the clarification announcement of the Company dated September 25, 2020. The Joint Representatives, for themselves and on behalf of the International Underwriters, on October 9, 2020, have fully exercised the Over-allotment Option, in respect of an aggregate of 1,584,600 Shares (the “Over-allotment Shares”), representing not more than 15% of the total number of Offer Shares initially available under the Global Offering before any exercise of the Over-allotment Option.

We will allot and issue the Over-allotment Shares at HK$562 per Share (exclusive of brokerage of 1.0%, SFC transaction levy of 0.0027% and Hong Kong Stock Exchange trading fee of 0.005%), being the International Offer Price.

Approval of Listing

The Listing Committee of the Hong Kong Stock Exchange has granted the approval for the listing of and permission to deal in the Over-allotment Shares. Listing of and permission to deal in the Over-allotment Shares on the Main Board of the Hong Kong Stock Exchange will commence at 9:00 a.m. on October 16, 2020.

Our Total Number of Issued Shares upon the Full Exercise of the Over-Allotment Option

Our total number of issued Shares as at the date of this announcement and immediately after the completion of the full exercise of the Over-allotment Option (assuming the total number of issued Shares remains unchanged since the date of this announcement) is 86,439,561 Shares and 88,024,161 Shares, respectively.

Use of Proceeds

The gross proceeds to the Company from the Over-allotment Option, before deducting underwriting fees and the offering expenses, are expected to be approximately HK$890.55 million. We intend to apply the additional net proceeds towards the same purposes as set out in the section headed “Use of Proceeds” in the Prospectus.

We will make a further announcement after the end of the stabilization period in connection with the Global Offering pursuant to Section 9(2) of the Securities and Futures (Price Stabilizing) Rules (Chapter 571W of the Laws of Hong Kong).

By order of the Board
Zai Lab Limited
Samantha Du
Director, Chairwoman and Chief Executive Officer

Hong Kong, October 9, 2020

As at the date of this announcement, the board of directors of the Company comprises Dr. Samantha Du and Mr. Tao Fu as the directors, and Dr. Kai-Xian Chen, Dr. John Diekman, Ms. Nisa Leung, Mr. William Lis, Mr. Leon O. Moulder, Jr. and Mr. Peter Wirth as the independent directors.

* For identification only